Exhibit 99.1

Management’s Discussion and Analysis

of Financial Condition and Results of Operations
For the Six Months Ended June 30, 2005

This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s unaudited consolidated financial statements for the six months ended June 30, 2005 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles.  In addition, the following should be read in conjunction with the 2004 audited consolidated financial statements, the related annual Management’s Discussion and Analysis, and the Annual Information Form/40-F on file with the Canadian provincial securities regulatory authorities and the US Securities and Exchange Commission.  All figures are in United States dollars unless otherwise noted.  This Management’s Discussion and Analysis has been prepared as of August 12, 2005.

SECOND QUARTER HIGHLIGHTS

•

Completion of the acquisition of Wheaton, creating the world’s lowest-cost million ounce gold producer.

•

Second quarter results reflect an 82% ownership of Wheaton for the two weeks to April 15, 2005, and a 100% ownership for the remainder of the quarter:

o

Net earnings increased ten-fold to $98.0 million ($0.30 per share), compared with $9.2 million ($0.05 per share) in 2004.

o

Operating cash flows increased to $163.9 million (2004 – $11.9 million).

o

Gold production doubled to 281,000 ounces, compared with 138,600 ounces in 2004.

o

Gold sales were 543,100 ounces, including the sale of 275,700 ounces of gold bullion inventory held at the start of the quarter (2004 – 93,600 ounces).

o

Total cash costs more than halved to $52 per ounce (2004 – $116).

•

Dividends paid during the quarter of $15.2 million.

•

Cash and cash equivalents at June 30, 2005 totalled $421 million.

•

Commissioning of Amapari mine commenced during the quarter, with production expected by the fourth quarter.

OVERVIEW

Goldcorp Inc (“Goldcorp” or “the Company”) is a leading intermediate gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation.  As a result of the successful acquisition of Wheaton River Minerals Ltd (“Wheaton”) on February 14, 2005, the Company’s assets are comprised of the Red Lake gold mine in Canada, a 37.5% interest in the Alumbrera gold/copper mine in Argentina, the Luismin gold/silver mines in Mexico, the Peak gold mine in Australia, and the Wharf gold mine in the United States.  Significant development projects include the expansion of the existing Red Lake mine, the Los Filos/Bermejal gold project in Mexico and the Amapari gold project in northern Brazil.  Goldcorp also owns a 65% interest in Silver Wheaton Corp (“Silver Wheaton”), a publicly traded silver mining company.

Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets.   The Company has a strong and liquid balance sheet, no debt outstanding and has not hedged or sold forward any of its future gold production.

With a cash balance of $421 million at June 30, 2005, in combination with the recently announced $500 million bank credit facility, the Company is well positioned to continue to grow by way of acquisition.

Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G).  In addition, the Company has five series of share purchase warrants which trade on the Toronto Stock Exchange; two of which also trade on the New York Stock Exchange.  The Series A, B and C share purchase warrants replaced the former Wheaton share purchase warrants as of April 15, 2005, adding to the two previously existing series of Goldcorp share purchase warrants.

ACQUISITION OF WHEATON RIVER MINERALS LTD

On December 6, 2004, Goldcorp and Wheaton announced a proposed transaction which provided for Goldcorp to make a take-over bid for Wheaton on the basis of one Goldcorp share for every four Wheaton shares. On December 29, 2004, Goldcorp mailed the Goldcorp Take-over Bid Circular to the Wheaton shareholders.

On February 8, 2005, Goldcorp announced a special $0.50 per share cash dividend would be payable to existing Goldcorp shareholders should shareholders approve by majority Goldcorp’s take-over bid for Wheaton and Wheaton shareholders tender the minimum two-thirds bid requirement. The payment of the special dividend also resulted in an adjustment to the exchange ratio of Goldcorp’s outstanding warrants – an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.

On February 10, 2005, at a special meeting, Goldcorp shareholders approved the issuance of additional Goldcorp common shares to effect the acquisition of Wheaton.  As of February 14, 2005, the effective date of the acquisition, approximately 70% of the outstanding Wheaton common shares were tendered to Goldcorp’s offer, satisfying the minimum two-thirds bid requirement under the terms of the Goldcorp offer.  With conditions met, the special $0.50 per share cash dividend, totalling approximately $95 million, was paid on February 28, 2005.

As of March 31, 2005, Goldcorp held approximately 82% of the outstanding Wheaton common shares and by April 15, 2005, 100% had been acquired.  Consideration amounted to $1,887 million satisfied by the issue of 143.8 million Goldcorp shares at a price of $13.13 per share.  In addition, each Wheaton warrant or stock option, which gave the holder the right to acquire common shares of Wheaton, was exchanged for a warrant or stock option of Goldcorp, giving the holder the right to acquire common shares of Goldcorp on the same basis as the exchange of Wheaton common shares for Goldcorp common shares.

This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Wheaton as the acquiree in accordance with CICA 1581 “Business Combinations”.  These consolidated financial statements include 82% of Wheaton’s operating results for the period February 15, 2005 to April 15, 2005, and 100% of the results thereafter.

For the purposes of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, with goodwill assigned to specific reporting units, based on management’s best estimates and taking into account all available information at the time these consolidated financial statements were prepared.  Goldcorp will continue to review information and perform further analysis with respect to each of the Wheaton assets, including an independent valuation, prior to finalizing the allocation of the purchase price.  This process will be performed in accordance with the recent accounting pronouncement relating to “Mining Assets – Impairment and Business Combination” (Emerging Issue Committee Abstract 152).  Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets.

SUMMARIZED FINANCIAL RESULTS

	June 30		March 31		December 31		September 30
	2005	2004	2005	2004	2004	2003	2004	2003
	(note 1)		(note 1)
Revenues ($000’s)	$301,605	$40,461	$122,849	$48,314	$51,872	$110,625	$50,369	$55,792
Gold produced (ounces)	281,000	138,600	275,400	159,300	166,300	158,300	163,800	161,500
Gold sold (ounces)	543,100	93,600	217,500	107,400	113,800	280,400	112,800	140,000
Average realized gold price (per ounce)	$432	$393	$430	$411	$432	$388	$399	$364
Average London spot gold price (per ounce)	$427	$393	$427	$408	$434	$391	$401	$363
Earnings from operations ($000’s)	$162,410	$16,363	$53,694	$26,703	$19,347	$63,267	$23,246	$26,534
Net earnings ($000’s)	$98,030	$9,198	$29,489	$17,328	$14,967	$43,330	$9,854	$23,671
Earnings per share Basic	$0.30	$0.05	$0.12	$0.09	$0.08	$0.23	$0.05	$0.13
Diluted	$0.28	$0.05	$0.11	$0.09	$0.08	$0.22	$0.05	$0.12
Cash flow from operating activities ($000’s)	$163,870	$11,947	$80,244	$(3,538)	$22,388	$69,849	$22,306	$23,025
Total cash costs (per gold ounce) (note 2)	$52	$116	$94	$100	$127	$95	$121	$116
Dividends paid ($000’s)	$15,213	$8,532	$105,305	$27,454	$8,548	$10,091	$8,537	$4,579
Cash and cash equivalents ($000’s)	$420,843	$302,850	$338,966	$328,701	$333,375	$378,954	$315,642	$260,731
Total assets ($000’s)	$3,755,982	$608,541	$3,309,220	$607,488	$701,518	$638,523	$648,914	$544,943

(1)

Includes, with the exception of net earnings, 100% of Wheaton’s operating results from February 15, 2005, the date of acquisition.  Net earnings include 82% of Wheaton’s operating results from February 15, 2005 to April 15, 2005 and 100% from April 16, 2005 onwards.

(2)

The calculation of total cash costs per ounce of gold for Peak and Alumbrera is net of by-product copper sales revenue and for Luismin is net of by-product silver sales revenue of $3.90 per silver ounce sold to Silver Wheaton.

RESULTS OF OPERATIONS

	Three Months Ended June 30, 2005
	Red Lake	Alumbrera	Luismin	Amapari	Peak	Wharf	Silver Wheaton	Corporate	Total
		(notes 1,2)	(notes 1,3)	(note 1)	(notes 1,4)		(note 1)	(note 1)
Revenues ($000’s)	$176,939	$65,612	$25,559	-	$12,326	$7,014	$19,263	$(5,108)	$301,605
Ounces of gold produced	142,800	48,900	41,800	-	31,100	16,400	-	-	281,000
Ounces of gold sold	408,500	47,700	44,000	-	27,200	15,700	-	-	543,100
Average realized gold price (per ounce)	$433	$422	$427	$-	$442	$429	$-	$-	$432
Earnings (loss) from operations ($000’s)	$129,144	$26,323	$3,328	$-	$2,138	$627	$6,560	($5,710)	$162,410
Total cash costs (per gold ounce)	$81	$(442)	$115	$-	$246	$291	$-	$-	$52

	Three Months Ended June 30, 2004
	Red Lake	Wharf	Corporate	Total
Revenues ($000’s)	$30,045	$7,250	$3,166	$40,461
Ounces of gold produced	116,800	21,800	-	138,600
Ounces of gold sold	75,600	18,000	-	93,600
Average realized gold price (per ounce)	$393	$395	$-	$393
Earnings (loss) from operations ($000’s)	$20,480	$706	($4,823)	$16,363
Total cash costs (per gold ounce)	$85	$245	$-	$116

(1)

Includes 100% of Wheaton’s operating results.

(2)

Includes Goldcorp’s 37.5% share of the results of Alumbrera.  The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.

(3)

All Luismin silver is sold to Silver Wheaton at a price of $3.90 per ounce.  The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue.

(4)

The calculation of total cash costs per ounce of gold at Peak is net of by-product copper sales revenue.

	Six Months Ended June 30, 2005
	Red Lake	Alumbrera	Luismin	Amapari	Peak	Wharf	Silver Wheaton	Corporate	Total
		(notes 1,2)	(notes 1,3)	(note 1)	(notes 1,4)		(note 1)	(note 1)
Revenues ($000’s)	$232,926	$86,796	$39,387	-	$20,354	$21,952	$30,120	$(7,080)	$424,455
Ounces of gold produced	341,300	72,600	62,200	-	46,200	34,100	-	-	556,400
Ounces of gold sold	535,900	62,900	67,300	-	44,500	50,000	-	-	760,600
Average realized gold price (per ounce)	$432	$429	$428	$-	$435	$430	$-	$-	$431
Earnings (loss) from operations ($000’s)	$168,320	$35,337	$6,728	$-	$3,846	$2,653	$10,454	($11,232)	$216,106
Total cash costs (per gold ounce)	$81	$(431)	$103	$-	$256	$284	$-	$-	$64

	Six Months Ended June 30, 2004
	Red Lake	Wharf	Corporate	Total
Revenues ($000’s)	$68,952	$13,531	$6,292	$88,775
Ounces of gold produced	257,000	40,900	-	297,900
Ounces of gold sold	167,900	33,100	-	201,000
Average realized gold price (per ounce)	$404	$399	-	$403
Earnings (loss) from operations ($000’s)	$48,409	$1,547	($7,192)	$42,764
Total cash costs (per gold ounce)	$80	$242	-	$107

(1)

Includes 100% of Wheaton’s operating results for the period subsequent to February 14, 2005, the date of acquisition.

(2)

Includes Goldcorp’s 37.5% share of the results of Alumbrera.  The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.

(3)

All Luismin silver is sold to Silver Wheaton at a price of $3.90 per ounce.  The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue.

(4)

The calculation of total cash costs per ounce of gold at Peak is net of by-product copper sales revenue.

OPERATIONAL REVIEW

Red Lake Mine

	Three Months Ended
Operating Data	Jun 30 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004
Tonnes of ore milled	60,600	59,400	56,500	58,500	54,500
Average mill head grade (grams/tonne)	79	104	86	68	68
Average recovery rate	97%	97%	97%	97%	98%
Ounces of gold produced	142,800	198,500	151,100	143,800	116,800
Ounces of gold sold	408,500	127,400	98,300	99,100	75,600
Average realized gold price (per ounce)	$433	$429	$427	$398	$393
Total cash costs (per ounce)	$81	$81	$105	$100	$85

Financial Data
(in thousands)
Revenues	$176,939	$55,987	$41,883	$41,369	$30,045
Earnings from operations	$129,144	$39,176	$27,317	$26,598	$20,480

The Red Lake mine had a strong second quarter, producing 142,800 ounces of gold at a total cash cost of $81 per ounce sold, compared with 116,800 ounces at a total cash cost of $85 per ounce sold for the corresponding period last year.  The Canadian dollar was approximately 10% stronger relative to the United States dollar, compared to the second quarter of 2004.  This negative impact on total cash costs per ounce was offset by a 16% higher grade.

During the quarter, Red Lake sold 408,500 ounces of gold compared with 75,600 ounces in 2004.  The Company’s previous policy of holding back from sale approximately one-third of mine production was discontinued effective April 1, 2005, and the gold bullion on hand at March 31, 2005 (275,700 ounces), together with current production, was sold during the second quarter at an average realized price of $433/oz.

The sale of gold bullion inventory during the second quarter, in conjunction with normal operating activities, generated  record mine revenues and earnings from operations of $176,939,000 and $129,144,000, respectively, for the three months.  Of these, revenues of $119,676,000 and earnings from operations of $86,117,000 resulted from the sale of gold bullion inventory.

During the second quarter, the new shaft was advanced a further 160 metres, bringing the depth to 1,104 metres at June 30, 2005.  Planned work such as excavating the 23 level station, hoist rope and cable pull changes, together with unplanned interruptions such as hoist brake problems and other mechanical issues, delayed shaft progress during the quarter; however, it is still anticipated that the shaft will be completed by the end of 2007.  Engineering and equipment design for the associated mill expansion was commenced during the quarter.   As part of that development, the new Tower mill was ordered early in July 2005.

Alumbrera Mine (Goldcorp interest – 37.5%)

	Three Months Ended
Operating Data	June 30 2005	Mar 31 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004
		(six weeks) (note 1)
Tonnes of ore mined	3,442,900	1,725,600	3,235,300	3,182,800	2,935,000	3,113,700
Tonnes of waste removed	7,535,900	3,540,800	7,190,200	7,174,200	7,303,000	7,803,000
Ratio of waste to ore	2.2	2.1	2.2	2.3	2.5	2.5
Tonnes of ore milled	3,450,000	1,735,761	3,430,200	3,463,400	3,400,600	3,222,200
Average mill head grade – Gold (grams/tonne)	0.58	0.55	0.56	0.79	0.65	0.64
– Copper (%)	0.56%	0.46%	0.49%	0.62%	0.54%	0.49%
Average recovery rate – Gold (%)	77%	78%	77%	80%	77%	74%
– Copper (%)	91%	89%	90%	91%	89%	88%
Ounces of gold produced	48,900	23,700	47,600	70,500	55,200	49,200
Pounds of copper produced (thousands)	38,994	17,162	32,781	43,007	36,151	30,194
Ounces of gold sold	47,700	15,200	50,200	51,900	54,200	56,500
Pounds of copper sold (thousands)	33,937	9,998	30,000	32,909	34,914	31,114
Average realized price – Gold (per ounce)	$422	$452	$417	$451	$405	$388
– Copper (per pound)	$1.59	$1.62	$1.62	$1.51	$1.38	$1.21
Total cash costs (per ounce) (note 2)	$(442)	$(397)	$(389)	$(457)	$(374)	$(218)

Financial Data
(in thousands)		(note 1)
Revenues	$65,612	$21,184	$61,231	$68,540	$65,049	$53,353
Earnings from operations	$26,323	$9,014	$32,586	$40,168	$33,753	$26,392

(1)

Alumbrera’s operations are included in Goldcorp’s operating results for the period subsequent to February 15, 2005, the date of acquisition of Wheaton.

(2)

The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.  If copper production were treated as a co-product, average total cash costs at Alumbrera for the three months ended June 30, 2005 would be $169 per ounce of gold and $0.73 per pound of copper (June 30, 2004 - $128 per ounce of gold and $0.60 per pound of copper).

Gold production during the quarter ended June 30, 2005 of 48,900 ounces was slightly higher than the first three months of this year, due primarily to higher grades mined as a result of mine schedule improvements.  Gold grades are expected to remain at these levels for the third quarter with further increases expected in the fourth quarter of 2005.  Copper production for the quarter was also well above the first quarter of this year, for similar reasons.

Product shipments late in the second quarter (Goldcorp’s share – 15,100 ounces of gold and 12,870,000 pounds of copper) will not be recognized as sales until the third quarter due to the shipping schedules which delayed the transfer of title, which is a requirement under the Company’s accounting policy for revenue recognition.  Had these shipments been recognized during the second quarter, Goldcorp’s revenues and net earnings would have increased by approximately $24.2 million and $10.0 million, respectively.

The concentrate market remains very tight, with many smelters continuing to take “holidays” as allowed under the frame contracts.  However, as expected, conditions have improved since the first quarter, and further improvements are expected during the second half of 2005.

The Alumbrera shareholders have approved an 8% expansion of the concentrator to a 40 million tonne per annum milling capacity (Goldcorp’s share – 15 million tonnes per annum) by the installation of an additional 6.7 MW ball mill and ancillary equipment.  An 18 month construction period is anticipated, and orders for major long lead time equipment have already been placed. The capital cost of the concentrator expansion is estimated at $16 million (Goldcorp’s share – $6 million).

Productivity improvements in the mine continue with the completion of construction of the tailings dam embankment which will reduce waste haulage distances.  This will enable the mine to optimize trucking and material movements, and will lead to improved mining costs and productivities generally.

The open pit trial of multiple benching and pre-splitting continues with very encouraging results in the upper levels of the mine, further reinforcing the possible opportunities to optimise the pit ore and waste volumes.

In August 2005, Alumbrera announced an increase of more than 10% in the ore reserves.  An on-going ore delineation drilling program, undertaken both within the existing ore envelope and from extensions at depth, plus improvements in the ultimate pit slopes design, have confirmed 40 million tonnes of additional ore reserves (Goldcorp’s share – 15 million tonnes).  This equates to an additional 500,000 ounces of gold (Goldcorp’s share – 187,500 ounces) and 375 million pounds of contained copper (Goldcorp’s share – 141 million pounds) over the life of the mine.  The mine plan has been re-optimized based on a new geological model with additional mineralization.

Alumbrera will continue with the in-pit resource definition program in the second half of 2005 with the objective of adding further ore reserves to the mine.

During the quarter the Alumbrera mine made cash tax payments of $57 million, of which $46 million related to 2004.

Luismin Mines

	Three Months Ended
Operating Data	Jun 30 2005	Mar 31 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004
		(six weeks) (note 1)
Tonnes of ore milled	218,700	100,800	199,000	199,900	187,800	192,600
Average mill head grade – Gold (grams/tonne)	6.23	6.58	6.59	5.35	5.95	5.61
– Silver (grams/tonne)	310	328	335	280	326	302
Average recovery rate – Gold (%)	95%	96%	95%	94%	95%	95%
– Silver (%)	91%	90%	88%	88%	91%	89%
Ounces of gold produced	41,800	20,400	40,000	32,300	34,200	33,300
Ounces of silver produced	1,974,400	961,500	1,894,000	1,586,900	1,798,700	1,664,400
Ounces of gold sold	44,000	23,300	38,300	32,800	33,400	33,500
Ounces of silver sold	1,976,400	1,314,800	1,974,000	1,615,100	1,792,000	1,654,500
Average realized price – Gold (per ounce)	$427	$430	$428	$436	$402	$392
– Silver (per ounce) (note 2)	$3.90	$3.90	$3.90	$4.33	$6.47	$6.09
Total cash costs per ounce (note 2)	$115	$80	$86	$115	$71	$88

Financial Data
(in thousands)		(note 1)
Revenues	$25,559	$13,828	$22,942	$20,676	$24,406	$22,709
Earnings from operations	$3,328	$3,400	$5,529	$6,238	$10,811	$9,789

(1)

Luismin’s results are included in Goldcorp’s operating results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton.

(2)

Subsequent to October 15, 2004, all Luismin silver is sold to Silver Wheaton at a price of $3.90 per ounce.  The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue of $3.90 per silver ounce (pro forma basis prior to October 15, 2004).

Luismin continued its strong production performance with its second consecutive highest quarterly production on record.  Gold production for the three months ended June 30, 2005 was 41,800 ounces, a 26% increase compared to the same period in 2004, as a result of an 11% increase in the average mill head grade and an increase of 14% in tonnes of ore milled, mainly due to the installation of two additional treatment tanks at San Dimas.   The San Dimas mill capacity has been increased by 25% compared with the second quarter of 2004.  However, full mill capacity is not currently being utilized, in order to maintain 95% recoveries of the high grade ore being processed.  Cash costs were higher during the quarter as compared to 2004 due to fuel and labour cost pressures, as well as the under-utilization of capacity.  Further modifications are presently being made to the mill, to allow increased throughput without a reduction in recoveries.

During the quarter, intensive exploration and development activities continued throughout the Luismin operations, with exploration meters drilled increasing by 24% compared to the second quarter of 2004.

At the San Dimas mine, exploration drifting in the Central Block along the high grade zone has detected a new northwest vein system above the San Luis Tunnel. The high grades along these veins continue to show excellent consistency at the deepest levels to the east. In the Tayoltita area, exploration drifting has found new veins on the lowest levels to the east of the Arena vein.  In the Santa Rita area, the exploration drifting and drilling have proven ore in the new northeast vein system.

At the San Martin mine, an eastbound exploration crosscut has exposed a new vein system to the west of the dome. The objective of this crosscut is to open for exploration the vein system of the eastern portion of the dome.   Exploration drifting at the 7th level of the San Martin ore body has proven the extension of the ore zone.

At the Nukay mine, exploration drilling has confirmed extension of the ore body, both lateral and below the current bottom of the Nukay pit and Subida mine.  In addition, exploration in the Conchita and Peninsular areas has detected mineralization.

Peak Mine

	Three Months Ended
Operating Data	Jun 30 2005	Mar 31 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004
		(six weeks) (note 1)
Tonnes of ore milled	165,200	82,600	167,300	165,800	162,200	164,600
Average mill head grade – Gold (grams/tonne)	6.67	6.22	5.95	8.23	7.94	7.04
– Copper (%)	0.28%	0.58%	0.61%	0.39%	0.55%	0.55%
Average recovery rate – Gold (%)	88%	91%	90%	92%	89%	89%
– Copper (%)	60%	82%	80%	84%	81%	68%
Ounces of gold produced	31,100	15,100	29,000	40,600	37,100	32,900
Pounds of copper produced (thousands)	579	864	1,819	1,195	1,590	1,331
Ounces of gold sold	27,200	17,300	27,800	40,200	33,100	33,000
Pounds of copper sold (thousands)	505	1,612	1,612	892	1,492	1,385
Average realized price – Gold (per ounce)	$442	$423	$422	$460	$400	$379
– Copper (per pound)	$1.53	$1.36	$1.36	$1.54	$1.29	$1.28
Total cash costs per ounce (note 2)	$246	$272	$278	$197	$161	$172

Financial Data
(in thousands)		(note 1)
Revenues	$12,326	$8,028	$12,091	$18,969	$14,610	$14,137
Earnings from operations	$2,138	$1,708	$1,741	$7,786	$5,230	$4,551

(1)

Peak’s operations are included in Goldcorp’s operating results for the period subsequent to February 15, 2005, the date of acquisition of Wheaton.

(2)

The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.

Peak sold 27,200 ounces of gold and 0.5 million pounds of copper during the quarter.  Ore milled was in line with plan, however, production of 31,100 ounces was below expectations due to changes in mine sequencing.  The scheduled high grade production from the Perseverance orebody was slowed for geotechnical considerations and will be mined over a longer time frame to ensure stope stability. Higher grades are scheduled for the second half of the year, which should result in increased gold production compared to the first half of the year.

Total cash costs for the quarter were $246 per ounce of gold.  These costs are higher than the same quarter in 2004, as a result of a 7% stronger Australian dollar relative to the United States dollar, lower average mill head grades processed (particularly by-product copper), higher maintenance costs and increased treatment and refining charges (“TCRC’s”).  The increased TCRC’s, which relate to gold/copper concentrate, result from current market constraints on smelter capacity.

Development of the ramp accessing the New Cobar orebody continues on schedule with stope ore production expected in the fourth quarter of 2005. Some ore is already being mined from lateral development headings during the decline development. Access to this orebody will provide Peak with far more operational flexibility by providing a further ore source to assist ore scheduling.

Exploration work and delineation drilling continued to focus on New Cobar and Perseverance Zone D where additional reserves and resources are expected to be added in 2005, with drilling on several new prospects scheduled for the remainder of the year.

Wharf Mine

	Three Months Ended
Operating Data	Jun 30 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004	June 30 2004
Tonnes of ore mined	584,300	646,000	735,000	722,000	505,000
Tonnes of ore processed	561,100	656,000	670,000	760,000	584,000
Average grade of gold processed (grams/tonne)	0.99	1.10	0.93	1.06	0.79
Average recovery rate (%)	75%	75%	75%	75%	75%
Ounces of gold produced	16,400	17,700	15,200	20,000	21,800
Ounces of gold sold	15,700	34,300	15,500	13,800	18,000
Average realized gold price (per ounce)	$429	$431	$432	$405	$395
Total cash costs (per ounce)	$291	$282	$268	$271	$245

Financial Data
(in thousands)
Revenues	$7,014	$14,938	$6,826	$5,763	$7,250
Earnings from operations	$627	$2,026	$1,270	$452	$706

The Wharf Mine produced 16,400 ounces of gold in the second quarter of 2005; ounces sold were 15,700 compared to 18,000 ounces in 2004.   Total cash costs for the quarter were $291 per ounce, compared to $245 per ounce during the second quarter of 2004, a 19% increase primarily as a result of the lower ounces sold.  Tonnes of ore processed each quarter do not necessarily correlate to ounces produced during the quarter as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.

The operation continues to perform according to plan.

During the March 31, 2005 quarter, the Company discontinued its previous policy of holding back from sale a portion of the production and sold its gold bullion inventory on hand.

Silver Wheaton Corp. (Goldcorp interest – 65%)

(100% figures shown)		Three Months Ended
Operating Data	Jun 30 2005	Mar 31 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004	June 30 2004
		(six weeks) (note 1)
Ounces of silver purchased – Luismin	2,088,000	1,314,800	1,974,000	1,387,300	-	-
– Zinkgruvan	476,200	223,300	330,800	240,500	-	-
– Total	2,564,200	1,538,100	2,304,800	1,627,800	-	-
Ounces of silver sold – Luismin	2,088,000	1,314,800	1,974,000	1,387,300	-	-
– Zinkgruvan	580,400	226,400	349,000	117,800	-	-
– Total	2,668,400	1,541,200	2,323,000	1,505,100	-	-
Average realized silver price (per ounce)	$7.22	$7.04	$6.92	$7.30	$-	$-
Total cash costs (per silver ounce)	$3.90	$3.90	$3.90	$3.90	$-	$-

Financial Data
(in thousands)		(note 1)
Revenues	$19,263	$10,857	$16,077	$10,986	$-	$-
Earnings from operations	$6,560	$3,894	$5,257	$3,938	$-	$-

(1)

Silver Wheaton’s operations are included in Goldcorp’s operating results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton.

Silver Wheaton, a publicly traded company, is owned 65% by Goldcorp as a result of the acquisition of Wheaton.  Silver Wheaton has agreements to purchase all of the silver produced by Goldcorp’s Luismin mines in Mexico and Lundin Mining Corporation’s Zinkgruvan mine in Sweden for a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment.

PROJECT DEVELOPMENT REVIEW

Amapari Project

Construction progressed substantially through the second quarter, with project commissioning commencing in late June 2005.  Most of the recent development activities have involved the ongoing construction of the auxiliary plant site buildings, assay laboratory, main workshop and warehouse, reagent storage and hydro-metallurgical plant. The hydro-metallurgical plant will be commissioned in the third quarter. The erection of the heap leach pad reclaimer was further advanced and will be completed in the third quarter as planned.

The main power line from the regional hydro-electric plant was energized to the property. Pit pre-stripping continued ahead of plan with five pits now opened up for maximum ore mining flexibility. Haul road construction to the highest point in the mining area has been completed. More than 1.5 million tonnes of waste were pre-stripped allowing the stockpiling of more than 200,000 tonnes of ore.

As part of the commissioning process, crushing, agglomeration and stacking of ore is underway. Some modifications have been made to crushing and agglomeration equipment to ensure maximum throughput will be realized.

Capital expenditures have been further impacted by the appreciation of the Brazilian real, and oil and steel price increases. The accumulated impact is approximately US$10 million; however, construction is now almost complete.

Exploration activities commenced at Urucum East where rock samples assayed up to 4.7 g/t, and at Timbo where three continuous gold anomalies over 50 ppb Au were delineated over several hundreds of metres.

Los Filos / Bermejal Project

On March 31, 2005, Goldcorp completed the acquisition of the 2.4 million ounce Bermejal gold deposit in Mexico for cash consideration of $70 million, from a joint venture of Industrias Peñoles S.A. de C.V. and Newmont Mining Corporation.  The Bermejal Gold Deposit is located just two kilometres south of Goldcorp's Los Filos gold deposit.

The Company plans to develop the two deposits as a single operation with two open pits and one single heap leach pad facility.  The feasibility study of a standalone Los Filos project is complete; however, in order to maximize the synergies with Bermejal, a combined feasibility study will be completed by the end of 2005.

Exploration continues in the area; 26,322 metres have been drilled year to date with positive results, and additional resources are expected.  The estimation of these new resources will be developed before year-end.

The 115 Kv power supply system has been adapted to cater for the unified project and construction works are well advanced, with the main transformer already on the site. The water supply system has been upgraded to provide adequate water volumes and the two associated pumping stations are under construction.  Clearing has started with top soil removal for the new 220 hectare pad facility.  Basic engineering design is in progress for the crushing, agglomeration and hydro-metallurgical plants.

Representative samples from new and old underground workings, such as declines, drifts, crosscuts, etc., have been collected in order to carry out further metallurgical research of the Bermejal ore.

The Los Filos stand alone environmental impact assessment (EIA), which includes the new pad area, has been approved by the Mexican Government Agency.   Additionally, an EIA study to cover the additional Bermejal pit with the implicit waste dumps is underway.  With the approved Los Filos EIA, pre-stripping work has commenced, and some open pit mining equipment is already assembled and crew training has started.

The sustainability development plan, including socioeconomic and public consultation studies, has been submitted for approval.

EXPENSES

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2005	2004	2005	2004
Depreciation and depletion	$40,313	$4,273	$57,892	$8,819
Corporate administration	6,784	2,358	10,792	4,407
Exploration	2,493	2,460	4,010	2,568

Depreciation and depletion, which relates to mining activities, increased to $40.3 million for the quarter, compared to $4.3 million in 2004.  Of this increase, $24 million relates to the acquisition of Wheaton mining assets effective February 15, 2005, with the remainder relating primarily to the sale of the gold bullion inventory.

Corporate administration costs increased during the second quarter of 2005, compared to the same period in 2004, due primarily to increased corporate activity relating to the Wheaton acquisition and the consolidation of Wheaton’s operating results in 2005.

OTHER INCOME (EXPENSE)

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2005	2004	2005	2004
Interest and other income	$2,491	$2,692	$5,357	$5,651
Stock option expense	(2,156)	(634)	(7,476)	(2,211)
(Loss) gain on foreign currency	(2,150)	365	(3,353)	502
(Loss) gain on marketable securities, net	(1,147)	(2,265)	1,444	(1,543)
Corporate transaction costs	(540)	-	(3,439)	-
	$(3,502)	$158	$(7,467)	$2,399

As a result of the acquisition of Wheaton, Goldcorp stock options which existed at December 31, 2004 became fully vested during the first quarter of 2005 and were expensed in the amount of $5.3 million.  During the second quarter, the Company granted 5,000,000 stock options vesting over a period of three years, with a fair value of $19.9 million.  Stock option expense of $2.2 million has been recognized in the second quarter, and $3.3 million will be recognized during the remainder of 2005, $6.6 million in 2006, $5.6 million in 2007 and $2.2 million in 2008.

During the second quarter, the Company suffered a loss on foreign currency of $2.1 million (6 months to June 30, 2005 - $3.4 million) as a result of holding a portion of its cash balances in Canadian dollars during a period of a strengthening US dollar.

Corporate transaction costs pertaining to the acquisition of Wheaton in the amount of $0.5 million ($3.4 million for the six months ended June 30, 2005) relate to severance and restructuring of insurance policies, which may not be capitalized as acquisition costs under current accounting standards and thus have been expensed.

INCOME AND MINING TAXES

Income and mining taxes for the three months ended June 30, 2005 totalled $57.7 million, approximately 36% of earnings before taxes.  In 2004, income and mining taxes were $7.3 million, or 44% of earnings before taxes.  Income and mining taxes for the six months ended June 30, 2005 totalled $73.7 million (approximately 35% of earnings before taxes) compared with $18.6 million (41% of earnings before taxes) in the prior year.

The lower effective tax rate during 2005 is due to the lower statutory tax rates applicable to the Wheaton operations.  The statutory tax rate at Goldcorp’s Canadian operations is approximately 40% while the combined statutory tax rate at the Wheaton operations is approximately 30%.

NON-CONTROLLING INTERESTS

During the quarter ended March 31, 2005, Goldcorp acquired an 82% interest in Wheaton, which resulted in an 18% non-controlling interest in the amount of $141,850,000.  During the period February 15 to April 15, 2005, the non-controlling interest’s share of Wheaton’s net earnings was $3,548,000.  Goldcorp acquired the 18% non-controlling interest’s share of Wheaton on April 15, 2005.

A further non-controlling interest arose as a result of the Wheaton acquisition with respect to Wheaton’s 65% ownership of its subsidiary, Silver Wheaton.  The share of earnings of the 35% non-controlling interest for the six months to June 30, 2005 amounted to $3.9 million.

NON-GAAP MEASURES – PRO FORMA ADJUSTED NET EARNINGS

“Pro Forma Adjusted Net Earnings” when used with respect to Goldcorp net earnings for the three and six months ended June 30, 2005, refers to net earnings that include 100% of the earnings of Goldcorp and Wheaton for the full three and six month period, adjusted for certain items that management of Goldcorp believes facilitates the evaluation of future operations.  Pro Forma Adjusted Net Earnings excludes non-recurring stock option expenses and corporate transaction costs (including investment banking, legal, and other fees relating to the acquisition of Wheaton) and includes adjustments for gold bullion withheld or sold, during the period and estimated additional depreciation and depletion.  Management believes that such adjustments are appropriate.  Pro Forma Adjusted Net Earnings should not be construed as an alternative to net earnings determined in accordance with Canadian generally accepted accounting principles (“GAAP”).  For a reconciliation of Pro Forma Adjusted Net Earnings to net earnings, based on the financial statements prepared in accordance with GAAP, see “Reconciliation of Pro Forma Adjusted Net Earnings to Net Earnings”.  Pro Forma Adjusted Net Earnings is not a recognized measure under GAAP and does not have a standardized meaning prescribed by GAAP, and may differ from methods by which other companies calculate such measures and, accordingly, such measures as used herein may not be comparable to similarly titled measures used by other companies. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

Reconciliation of Pro Forma Adjusted Net Earnings to Net Earnings (for the three and six months ended June 30, 2005):

(in thousands)	Three Months Ended June 30	Six Months Ended June 30
Net earnings	$98,030	$127,519
Non-controlling interest in Wheaton (note 1)	832	3,548
Wheaton:
Results for January 1 – February 14, 2005 (note 2)	-	17,145
Estimated additional depreciation and depletion (note 3)	-	(4,383)
	98,862	143,829
Corporate transaction costs (note 4)	324	5,946
Bullion adjustments (note 5)	(51,670)	(39,392)
Pro forma adjusted net earnings	$47,516	$110,383

(1)

Add back non-controlling interest arising from Goldcorp only owning 82% of Wheaton between February 15 and April 15, 2005.

(2)

Includes 100% of Wheaton earnings from January 1 to February 14, 2005, adjusted for the non-recurring corporate transaction costs incurred by Wheaton to effect the merger.

(3)

Represents estimated additional depreciation and depletion if Wheaton had been acquired on January 1, 2005.

(4)

Represents adjustment for the non-recurring corporate transaction costs incurred by Goldcorp to effect the merger.  This includes stock option expenses incurred from the immediate vesting of all unvested options as a result of the transaction.

(5)

Represents adjustment to recognize earnings on all gold bullion withheld from sale, or sold, during the period.

Revenue from gold bullion production is recognized in the consolidated financial statements when title passes to the purchaser and, as a result, revenue is recorded when the gold is sold, not when it is produced.  During the first quarter of 2005, the Red Lake mine withheld from sale 71,100 ounces of gold bullion while the Wharf mine sold an additional 16,600 ounces of gold, held back from prior year production.  During the second quarter, Red Lake mine sold 275,700 ounces of gold bullion inventory held at March 31, 2005, increasing net earnings by $51.7 million and cash flow from operations by $85.2 million for the three months to June 30, 2005.  Cumulatively, for the six months to June 30, 2005, net earnings were increased by $39.4 million and cash flow from operations by $70.8 million.

Reconciliation of Pro Forma Adjusted Basic Earnings per Share

The number of shares used in the computation of pro forma adjusted basic earnings per share is as follows:

(in thousands)	Three Months Ended June 30	Six Months Ended June 30
Weighted-average number of Goldcorp shares outstanding for the period	330,114	290,335
Adjustment to reflect acquisition of 100% of Wheaton, effective January 1, 2005	4,367	43,939
Pro forma weighted average number of shares outstanding for period	334,481	334,274
Pro Forma Adjusted Net Earnings	$47,516	$110,383
Pro forma adjusted basic earnings per share	$0.14	$0.33

NON-GAAP MEASURE – TOTAL CASH COST PER GOLD OUNCE CALCULATION

The Company reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company follows the recommendations of the Gold Institute standard.  The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is not intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  The following table provides a reconciliation of total cash costs per ounce to the financial statements:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands, except gold ounces sold and per ounce amounts)	2005	2004	2005	2004
Operating expenses per financial statements	$89,605	$15,007	$135,655	$30,217
Industrial minerals operating expense	(2,644)	(2,886)	(5,802)	(5,711)
Treatment and refining charges on concentrate sales	10,371	-	15,070	-
By-product silver and copper sales, and other	(66,338)	(288)	(92,218)	(538)
Non-cash adjustments	(2,540)	(1,005)	(3,727)	(2,474)
	$28,454	$10,828	$48,978	$21,494
Divided by gold ounces sold	543,100	93,600	760,600	201,000
Total cash costs per ounce	$52	$116	$64	$107

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2005 the Company held cash and cash equivalents of $421 million (December 31, 2004 - $333 million) and working capital of $431 million (December 31, 2004 - $400 million).

In the opinion of management, the working capital at June 30, 2005, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.

Total assets increased to $3,756 million at June 30, 2005 from $702 million at December 31, 2004, primarily as a result of the acquisition of Wheaton.  The Wheaton acquisition, financed by the issuance of Goldcorp common shares, resulted in an increase in total assets of $2,955 million, an increase in total liabilities of $720 million, and an increase in shareholders’ equity of $2,235 million.

Mining interests increased by $2,397 million, representing the fair value of Wheaton’s mining properties acquired, and goodwill increased by $249 million.  Future income tax liabilities of $541 million and deferred employee profit sharing liabilities of $86 million were accrued on the acquisition and will be amortized to income as the related mining interests are depreciated.  Accounting for income taxes uses the liability method which takes into consideration the differences between accounting and tax values of all assets and liabilities.  In particular, on business acquisitions, the Company grosses up the value of mining interests acquired to reflect the recognition of future income tax liabilities for the tax effect of such differences.

During the quarter, the Company generated operating cash flows of $164 million (six months ended June 30, 2005 - $244 million), compared with $12 million (six months ended June 30, 2004 - $8 million) during the same period of 2004.  The favourable non-cash operating working capital movement during 2005 primarily resulted from the sale of the gold bullion inventory during the second quarter, offset by cash tax payments at Alumbrera of $57 million.  Conversely, a negative non-cash operating working capital movement of $13 million during the second quarter of 2004 was largely due to cash tax payments.

Finished goods inventory at June 30, 2005 amounted to $26.3 million, compared with $0.6 million at December 31, 2004.  Of this increase, approximately $14 million related to product shipments late in the second quarter at Alumbrera, which will not be recognized for accounting purposes as sales until the third quarter, and the remainder related primarily to doré and other finished goods held at the mines which were not shipped until the third quarter.

The acquisition of Wheaton during 2005 resulted in net cash acquired of $132 million after cash payments of acquisition costs.  During the first quarter, the Company invested cash of $70 million to acquire the Bermejal property in Mexico.  During the six months ended June 30, 2005, the Company invested a total of $117 million in mining interests, including $29 million at Red Lake, $36 million at the Luismin operations and $39 million at Amapari.

Cash dividend payments for the six months totalled $121 million, primarily due to the payment of a special $0.50 per share cash dividend, totalling approximately $95 million, during the first quarter.   The Company paid a monthly dividend of $0.015 per share, resulting in cash dividend payments for the second quarter of $15 million.

As of August 12, 2005, there were 336.3 million common shares of the Company issued and outstanding and 15.3 million stock options outstanding under its share option plan.  In addition, the Company had 7.0 million share purchase warrants outstanding (exchangeable for 14.5 million common shares) and 167.9 million Series A, B and C share purchase warrants outstanding (exchangeable for 42.0 million common shares), issued in exchange for existing Wheaton share purchase warrants.

Derivative instruments

The Company employs, from time to time, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.

Commitments

Commitments exist for expenditures for mining interests of approximately $146 million, primarily relating to the Red Lake expansion, completion of construction of Amapari and commencement of construction at Los Filos/Bermejal.

Related party transactions

During the six months ended June 30, 2005 , Goldcorp sold its holdings in three marketable securities to a company owned by Robert R. McEwen, the non-Executive Chairman and former CEO of Goldcorp.  These were non-brokered transactions which were executed at market value based on the average of the TSX closing price for the ten trading days prior to the sale agreements, resulting in gains totalling approximately $4.0 million.

CRITICAL ACCOUNTING POLICIES

Acquisition accounting

For the purposes of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed based on management’s best estimates and taking into account all available information at the time these consolidated financial statements were prepared.  Goldcorp will continue to review information and perform further analysis with respect to these assets, including an independent valuation, prior to finalizing the allocation of the purchase price.  This process will be performed in accordance with the recent accounting pronouncement relating to “Mining Assets – Impairment and Business Combination” (Emerging Issue Committee Abstract 152).  Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets.

Goodwill and impairment testing

The acquisition of Wheaton was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition and any excess of the purchase price over such fair value was recorded as goodwill.  Goodwill was identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that a reporting unit’s carrying amount is greater than its fair value.  This impairment assessment involves estimating the fair value of each reporting unit that includes goodwill.  We compare this fair value to the total carrying amount of the reporting unit (including goodwill).  If the fair value exceeds this carrying amount, we consider that the goodwill is not impaired.  If the fair value is less than this carrying amount, then we estimate the fair values of all identifiable assets and liabilities in the reporting unit, and compare this net fair value of assets less liabilities to the estimated fair value of the entire reporting unit.  The difference represents the fair value of goodwill, and if necessary, we reduce the carrying amount of goodwill to this fair value with a charge to operations.  Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

Investment in Alumbrera

The Company has joint control over Alumbrera through certain matters requiring unanimous consent in the shareholders’ agreement and, therefore, has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from February 15, 2005.  On this basis, the Company records its 37.5% share of the assets, liabilities, revenues and expenses of Alumbrera in these consolidated financial statements.

Non-controlling interest

Non-controlling interest exists on less than wholly-owned subsidiaries of the Company and represents the outside interest’s share of the carrying value of the subsidiaries.  As at June 30, 2005, non-controlling interests had a 35% interest in Silver Wheaton.

OUTLOOK

Goldcorp anticipates continued strong operating results for the second half of 2005, with total gold production for the year forecast to exceed 1.1 million ounces at a total cash cost of less than $60 per ounce (net of by-product sales revenue).

Expenditures for mining interests for the remainder of the year are forecast to approximate $158 million, which primarily relate to the Red Lake expansion, completion of the construction of Amapari and commencement of construction at Los Filos/Bermejal.

With a cash balance of $421 million at June 30, 2005, in combination with the recently announced $500 million bank credit facility, the Company is well positioned to continue to grow by way of acquisition.

Additional information relating to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

This Management’s Discussion & Analysis contains certain forward-looking statements.  All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Company are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in Company documents filed from time to time with the Toronto Stock Exchange and other regulatory authorities

Consolidated Statements of Earnings

(in thousands of United States dollars and shares, except per share amounts - Unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2005	2004	2005	2004
Revenues		$301,605	$40,461	$424,455	$$88,775
Operating expenses		89,605	15,007	135,655	30,217
Depreciation and depletion		40,313	4,273	57,892	8,819
Earnings from mine operations		171,687	21,181	230,908	49,739
Corporate administration		6,784	2,358	10,792	4,407
Exploration		2,493	2,460	4,010	2,568
Earnings from operations		162,410	16,363	216,106	42,764
Other income (expense)
Interest and other income		2,491	2,692	5,357	5,651
Stock option expense	12	(2,156)	(634)	(7,476)	(2,211)
(Loss) gain on foreign currency		(2,150)	365	(3,353)	502
(Loss) gain on marketable securities, net		(1,147)	(2,265)	1,444	(1,543)
Corporate transaction costs	6	(540)	-	(3,439)	-
		(3,502)	158	(7,467)	2,399
Earnings before taxes and non-controlling interests		158,908	16,521	208,639	45,163
Income and mining taxes		(57,677)	(7,323)	(73,714)	(18,637)
Non-controlling interests		(3,201)	-	(7,406)	-
Net earnings		$98,030	$9,198	$127,519	$26,526

Earnings per share	12
Basic		$0.30	$0.05	$0.44	$0.14
Diluted		0.28	0.05	0.40	0.14
Weighted average number of shares outstanding
Basic		330,114	189,656	290,335	189,560
Diluted		355,721	193,196	315,881	193,713

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Balance Sheets

(in thousands of United States dollars - Unaudited)

	Note	June 30 2005	December 31 2004
Assets
Current
Cash and cash equivalents		$420,843	$333,375
Gold bullion (market value: $nil; 2004 - $96,363)		-	33,895
Marketable securities (market value: $27,517; 2004 - $31,006)		21,957	22,873
Accounts receivable		48,212	7,197
Income and mining taxes receivable		2,774	12,269
Inventories and stockpiled ore	7	64,200	15,329
Other		9,478	1,735
		567,464	426,673
Mining interests	3,8	2,797,048	264,949
Goodwill	3	249,315	-
Silver contract	5	76,137	-
Stockpiled ore	7	50,510	-
Deposits for reclamation costs		5,111	4,924
Future income and mining taxes		3,965	-
Other		6,432	4,972
		$3,755,982	$701,518
Liabilities
Current
Accounts payable and accrued liabilities		$77,344	$25,507
Income and mining taxes payable		59,160	-
Future income and mining taxes		-	1,149
		136,504	26,656
Future income and mining taxes		614,175	70,610
Reclamation and closure cost obligations		48,402	26,403
Future employee benefits and other	10	89,159	-
		888,240	123,669
Non-controlling interests	11	58,863	-
Shareholders’ equity
Capital stock	12	2,616,543	386,703
Cumulative translation adjustment		101,930	107,741
Retained earnings		90,406	83,405
		2,808,879	577,849
		$3,755,982	$701,518
Commitments and contingencies (note 15) Subsequent event (note 9 (c))

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

(in thousands of United States dollars - Unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2005	2004	2005	2004
Operating activities
Net earnings		$98,030	$9,198	$127,519	$26,526
Reclamation expenditures		(1,415)	(458)	(1,526)	(577)
Items not affecting cash
Depreciation and depletion		40,313	4,273	57,892	8,819
Loss (gain) on marketable securities, net		1,147	2,265	(1,444)	1,543
Stock option expense		2,156	634	7,476	2,211
Future income and mining taxes		(6,225)	8,696	(2,119)	12,283
Future employee benefits		1,704	-	2,735	-
Non-controlling interests		3,201	-	7,406	-
Other		2,924	-	2,642	-
Change in non-cash operating working capital	13	22,035	(12,661)	43,533	(42,396)
Net cash provided by operating activities		163,870	11,947	244,114	8,409
Investing activities
Mining interests		(68,352)	(13,796)	(116,621)	(29,424)
Acquisition of Wheaton River Minerals Ltd, net of cash acquired	3	(8,172)	-	132,446	-
Acquisition of Bermejal property	4	-	-	(70,010)	-
Purchase of marketable securities		(5,268)	(12,925)	(8,205)	(16,623)
Proceeds from sale of marketable securities		4,801	1,335	15,479	3,797
Other		(176)	664	(187)	745
Net cash used in investing activities		(77,167)	(24,722)	(47,098)	(41,505)
Financing activities
Common shares issued		12,231	1,361	13,340	2,515
Shares issued by subsidiary to non-controlling interests		120	-	3,312	-
Dividends paid to common shareholders		(15,213)	(8,532)	(120,518)	(35,986)
Net cash used in financing activities		(2,862)	(7,171)	(103,866)	(33,471)
Effect of exchange rate changes on cash		(1,964)	(5,905)	(5,682)	(9,537)
Increase (decrease) in cash and cash equivalents		81,877	(25,851)	87,468	(76,104)
Cash and cash equivalents, beginning of period		338,966	328,701	333,375	378,954
Cash and cash equivalents, end of period		$420,843	$302,850	$420,843	$302,850
Supplemental cash flow information (note 13)

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Statements of Shareholders’ Equity

(in thousands - Unaudited)

	Common Shares		Share Purchase Warrants		Cumulative Translation Adjustment
	Shares	Amount		Stock Options		Retained Earnings	Total
At January 1, 2004	189,274	$359,717	$16,110	$2,275	$66,282	$63,358	$507,742
Stock options exercised	706	3,529	-	(9)	-	-	3,520
Fair value of stock options issued	-	-	-	5,081	-	-	5,081
Dividends declared	-	-	-	-	-	(31,300)	(31,300)
Unrealized gain on translation of non-US dollar denominated accounts	-	-	-	-	41,459	-	41,459
Net earnings	-	-	-	-	-	51,347	51,347
At December 31, 2004	189,980	363,246	16,110	7,347	107,741	83,405	577,849
Issued pursuant to Wheaton acquisition (note 3)	143,771	1,887,421	290,839	30,794	-	-	2,209,054
Stock options exercised	694	7,761	-	(2,495)	-	-	5,266
Share purchase warrants exercised	1,536	17,506	(9,228)	-	-	-	8,278
Fair value of stock options issued	-	-	-	7,438	-	-	7,438
Share issue costs	-	(196)	-	-	-	-	(196)
Dividends declared	-	-	-	-	-	(120,518)	(120,518)
Unrealized loss on translation of non-US dollar denominated accounts	-	-	-	-	(5,811)	-	(5,811)
Net earnings	-	-	-	-	-	127,519	127,519
At June 30, 2005	335,981	$2,275,738	$297,721	$43,084	$101,930	$90,406	$2,808,879

The accompanying notes form an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2005

(in United States dollars, tabular amounts in thousands - Unaudited)

1.   DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc (“Goldcorp” or “the Company”) is a leading intermediate gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation.  As a result of the successful acquisition of Wheaton River Minerals Ltd (“Wheaton”) during the period (note 3), the Company’s assets are comprised of the Red Lake gold mine in Canada, a 37.5% interest in the Alumbrera gold/copper mine in Argentina, the Luismin gold/silver mines in Mexico, the Peak gold mine in Australia, and the Wharf gold mine in the United States.  Significant development projects include the expansion of the existing Red Lake mine, the Los Filos/Bermejal gold project in Mexico and the Amapari gold project in northern Brazil.  Goldcorp also owns a 65% interest in Silver Wheaton Corp (“Silver Wheaton”), a publicly traded silver mining company.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, other than as set out below. The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2004, since they do not contain all disclosures required by Canadian GAAP for annual financial statements.

(a)

Basis of presentation

These consolidated financial statements reflect the results of Goldcorp’s Red Lake and Wharf mines, together with an 82% interest in those of Wheaton from February 15 to April 15, 2005 and 100% thereafter (note 3).

The principal mining assets of Wheaton are listed below:

Mining Asset	Location	Ownership Interest	Status	Operations and Development Projects Owned
Minera Alumbrera Ltd (“Alumbrera”)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine
Luismin SA de CV (“Luismin”)	Mexico	100%	Consolidated	San Dimas, San Martin and Nukay mines and Los Filos/ Bermejal development project
Mineraçao Pedra Branco do Amapari Ltda (“Amapari”)	Brazil	100%	Consolidated	Amapari development project
Peak Gold Mines Pty Ltd (“Peak”)	Australia	100%	Consolidated	Peak mine
Silver Wheaton Corp (“Silver Wheaton”)	Canada	65%	Consolidated	Silver contracts in Mexico and Sweden

(b)

Revenue recognition

Revenue from the sale of metals is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.  Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays.  Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.  Refining and treatment charges are netted against revenue for sales of metal concentrate.

(c)

Investment in Alumbrera

The Company has joint control over Alumbrera through certain matters requiring unanimous consent in the shareholders’ agreement and, therefore, has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from February 15, 2005.  On this basis, the Company records its 37.5% share of the assets, liabilities, revenues and expenses of Alumbrera in these consolidated financial statements.

(d)

Goodwill

The acquisition of Wheaton was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition and any excess of the purchase price over such fair value was recorded as goodwill.  Goodwill was identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that a reporting unit’s carrying amount is greater than its fair value.  This impairment assessment involves estimating the fair value of each reporting unit that includes goodwill.  We compare this fair value to the total carrying amount of the reporting unit (including goodwill).  If the fair value exceeds this carrying amount, we consider that the goodwill is not impaired.  If the fair value is less than this carrying amount, then we estimate the fair values of all identifiable assets and liabilities in the reporting unit, and compare this net fair value of assets less liabilities to the estimated fair value of the entire reporting unit.  The difference represents the fair value of goodwill, and if necessary, we reduce the carrying amount of goodwill to this fair value with a charge to operations.  Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

(e)

Silver contract

Contracts for which settlement is called for in silver are recorded at cost.  These assets are depreciated on a unit-of-sale basis over the estimated recoverable reserves and resources at the mine corresponding to the specific contract.

Evaluations of the carrying values of each contract are undertaken at least annually to determine if estimated undiscounted future net cash flows are less than the carrying value.  Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs.  If it is determined that the undiscounted future net cash flows from an operation are less than the carrying value then a write-down is recorded with a charge to operations.

(f)

Foreign currency translation

Prior to April 1, 2005, the Canadian dollar was determined to be the measurement currency of the Company’s Canadian operations and these operations have been translated into United States dollars up until this date using the current rate method as follows: all assets and liabilities are translated into United States dollars at the exchange rate prevailing at the balance sheet date; all revenue and expense items are translated at the average rate of exchange for the period; and the resulting translation adjustment is recorded as a separate component of shareholders’ equity.  In addition, unrealized gains and losses due to movements in exchange rates on cash balances held in foreign currencies are shown separately on the Consolidated Statements of Cash Flows.

Due to the Wheaton acquisition and related changes, including holding a greater proportion of the Company’s cash in United States dollars, it has been determined that as of April 1, 2005, the United States dollar is the reporting and measurement currency of the Company’s Canadian operations and therefore these operations have been translated using the temporal method from that date onward.  All operations outside of Canada, including those of Wheaton, previously applied the United States dollar as their reporting and measurement currency and therefore translated their operating results using the temporal method.  Under this method, foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date; foreign currency transactions are translated at the United States dollar rate prevailing on the transaction dates; and foreign exchange gains and losses are included in the determination of earnings.

 (g)

Non-controlling interest

Non-controlling interest exists on less than wholly-owned subsidiaries of the Company and represents the outside interest’s share of the carrying values of the subsidiaries.  When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the underlying equity of the shares involved.  Dilution gains that do not represent the culmination of earnings are deferred and recognized as revenue on a systematic basis.

(h)

Financial instruments

The Company employs, from time to time, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in interest rates and foreign currency exchange rates.

(i)

Income and mining taxes

The Company uses the liability method of accounting for income taxes.  Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Upon business acquisitions, the liability method results in a gross up of mining interests to reflect the recognition of the future tax liabilities for the tax effect of such differences.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not likely to be realized.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the tax rate changes.

 (j)

Comparative amounts

Certain comparative information has been reclassified to conform to the current period’s presentation.

3.   BUSINESS COMBINATION

On December 6, 2004, Goldcorp and Wheaton announced a proposed transaction which provided for Goldcorp to make a take-over bid for Wheaton on the basis of one Goldcorp share for every four Wheaton shares. On December 29, 2004, Goldcorp mailed the Goldcorp Take-over Bid Circular to the Wheaton shareholders.

On February 8, 2005, Goldcorp announced a special $0.50 per share cash dividend would be payable to existing Goldcorp shareholders should shareholders approve by majority Goldcorp’s take-over bid for Wheaton and Wheaton shareholders tender the minimum two-thirds bid requirement. The payment of the special dividend also resulted in an adjustment to the exchange ratio of Goldcorp’s outstanding warrants – an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.

On February 10, 2005, at a special meeting, Goldcorp shareholders approved the issuance of additional Goldcorp common shares to effect the acquisition of Wheaton.  As of February 14, 2005, the effective date of acquisition, approximately 70% of the outstanding Wheaton common shares were tendered to Goldcorp’s offer, satisfying the minimum two-thirds bid requirement under the terms of the Goldcorp offer.  With conditions met, the special $0.50 per share cash dividend, totalling approximately $95 million, was paid on February 28, 2005.

As of March 31, 2005, Goldcorp held approximately 82% of the outstanding Wheaton common shares and by April 15, 2005, 100% had been acquired.  In addition, each Wheaton warrant or stock option, which gave the holder the right to acquire common shares of Wheaton, was exchanged for a warrant or stock option of Goldcorp, giving the holder the right to acquire common shares of Goldcorp on the same basis as the exchange of Wheaton common shares for Goldcorp common shares.

This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Wheaton as the acquiree in accordance with CICA Handbook Section 1581 “Business Combinations”.  These consolidated financial statements include 82% of Wheaton’s operating results for the period February 15 to April 15, 2005, and 100% of the results thereafter.

The preliminary allocation of the purchase price of the shares of Wheaton is summarized in the following table and is subject to adjustment:

Purchase price
Common shares of Goldcorp issued to acquire 100% of Wheaton (143.8 million shares)	$1,887,421
Share purchase warrants of Goldcorp in exchange for those of Wheaton (174.8 million warrants)	290,839
Stock options of Goldcorp in exchange for those of Wheaton (4.9 million options)	30,794
Acquisition costs	25,969
$2,235,023
Net assets acquired:
Cash and cash equivalents	$168,663
Marketable securities	4,348
Other non-cash operating working capital	(7,753)
Mining interests	2,396,671
Silver contract	77,489
Stockpiled ore, non-current	55,286
Other long-term assets	3,767
Other liabilities	(10,248)
Future income taxes, net	(540,570)
Reclamation and closure costs obligations	(20,613)
Future employee benefits and other	(86,424)
Non-controlling interest in Silver Wheaton (35%) (note 11)	(54,908)
Net identifiable assets	1,985,708
Residual purchase price allocated to goodwill	249,315
$2,235,023

A total of 143.8 million Goldcorp shares were issued to acquire a 100% interest in the shares of Wheaton at a price of $13.13 per share.  This issue price is the five-day average share price of Goldcorp common shares at February 8, 2005, reduced by the amount of the special dividend.

For the purposes of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, with goodwill assigned to specific reporting units, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared.  Goldcorp will continue to review information and perform further analysis with respect to these assets, including an independent valuation, prior to finalizing the allocation of the purchase price.  This process will be performed in accordance with the recent accounting pronouncement relating to “Mining Assets – Impairment and Business Combination” (Emerging Issue Committee Abstract 152).  Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets.

4.   ACQUISITION

On March 31, 2005, Goldcorp completed the acquisition of the Bermejal gold deposit in Mexico for cash consideration of US$70 million from a joint venture of Industrias Peñoles SA de CV and Newmont Mining Corporation.  The Bermejal gold deposit is located two kilometres south of Goldcorp's Los Filos gold deposit, where a feasibility study has recently been completed.  The Company plans to develop the two deposits as a single project, the Los Filos/Bermejal project, and expects to complete a feasibility study of the combined project by December 2005.

5.   SILVER CONTRACT

Silver Wheaton has an agreement to purchase all of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment.  The carrying value of the silver contract at June 30, 2005 is $76,137,000 which is being amortized on a unit-of-sale basis.

6.   CORPORATE TRANSACTION COSTS

Certain costs associated with the restructuring of Goldcorp’s Toronto office, following the acquisition of Wheaton, including severance and restructuring of insurance policies, may not be capitalized as acquisition costs under current accounting standards.  These costs have been expensed in the amount of $540,000 for the three months ended June 30, 2005 (six months ended June 30, 2005 - $3,439,000).

7.   INVENTORIES AND STOCKPILED ORE

	June 30 2005	December 31 2004
Supplies	$16,547	$4,146
Finished goods	26,328	644
Work in process	14,736	10,539
Stockpiled ore	57,099	-
	114,710	15,329
Less: non-current stockpiled ore	50,510	-
	$64,200	$15,329

Non-current stockpiled ore is comprised of lower grade ore at Alumbrera, which will be processed later in the mine life.

8.   MINING INTERESTS

	June 30, 2005			December 31, 2004
	Cost	Accumulated Depreciation and Depletion	Net	Cost	Accumulated Depreciation and Depletion	Net
Mineral properties
Red Lake mine, Canada	$258,733	$(97,452)	$161,281	$234,565	$(90,080)	$144,485
Alumbrera mine, Argentina	399,257	(9,764)	389,493	-	-	-
Luismin mines, Mexico	571,644	(6,295)	565,349	-	-	-
Peak mine, Australia	162,935	(943)	161,992	-	-	-
Wharf mine, United States	50,985	(42,998)	7,987	48,985	(40,764)	8,221
	1,443,554	(157,452)	1,286,102	283,550	(130,844)	152,706
Plant and equipment
Red Lake mine, Canada	164,039	(56,218)	107,821	160,567	(52,339)	108,228
Alumbrera mine, Argentina	207,800	(9,091)	198,709	-	-	-
Luismin mines, Mexico	51,638	(1,230)	50,408	-	-	-
Peak mine, Australia	18,015	(1,016)	16,999	-	-	-
Wharf mine, United States	50,915	(50,532)	383	50,915	(50,280)	635
Corporate and other, Canada	16,635	(12,944)	3,691	16,345	(12,965)	3,380
	509,042	(131,031)	378,011	227,827	(115,584)	112,243
Properties under development
Los Filos/Bermejal project, Mexico	266,073	-	266,073	-	-	-
Amapari project, Brazil	700,689	-	700,689	-	-	-
	966,762	-	966,762	-	-	-
Exploration projects
El Limón and other projects, Mexico	166,173	-	166,173	-	-	-
	$3,085,531	$(288,483)	$2,797,048	$511,377	$(246,428)	$264,949

9.   BANK CREDIT FACILITIES

(a)

The Company has an Aus$5,000,000 ($3,819,000), unsecured, revolving working capital facility for its Peak mine operations of which $nil was drawn down at June 30, 2005.  The loan bears interest related to the Australian Treasury Bill rate plus 1.5% per annum.

(b)

During the six months ended June 30, 2005, the Company cancelled a $300 million acquisition facility and a $75 million revolving working capital facility, both of which were undrawn.

(c)

On July 29, 2005, Goldcorp entered into a $500 million revolving credit facility with a syndicate of five lenders.  The facility is unsecured and available to finance acquisitions and for general corporate purposes.  Amounts drawn incur interest at LIBOR plus 0.625 % to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn under this facility exceeds $250 million.  Undrawn amounts are subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio.  All amounts drawn are required to be refinanced or repaid by July 29, 2010.  The facility is currently undrawn.

10.  FUTURE EMPLOYEE BENEFITS AND OTHER

	June 30 2005	December 31 2004
Deferred employee profit sharing	$84,269	$-
Other	4,890	-
	$89,159	$-

Deferred employee profit sharing

Under Mexican tax laws, the Company is required to remit 10% of taxable income to employees as statutory profit sharing.  The provision for deferred profit sharing is based on the liability method.  Deferred profit sharing liabilities arise from the recognition of the differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities.

11.  NON-CONTROLLING INTERESTS

During the quarter ended March 31, 2005, Goldcorp acquired an 82% interest in Wheaton (note 3) which resulted in an 18% non-controlling interest of $141,850,000.  During the period February 15 to April 15, 2005, the non-controlling interest’s share of Wheaton’s net earnings was $3,548,000.  Goldcorp acquired the 18% non-controlling interest’s share of Wheaton on April 15, 2005.

A further non-controlling interest arose as a result of the Wheaton acquisition with respect to Wheaton’s 65% ownership of its subsidiary, Silver Wheaton.  The details of this non-controlling interest are as follows:

At January 1, 2005	$-
Arising upon acquisition of Wheaton	54,908
Issuance of shares of Silver Wheaton to non-controlling interests	97
Share of net earnings of Silver Wheaton	3,858
At June 30, 2005	$58,863

12.  SHAREHOLDERS’ EQUITY

	June 30 2005	December 31 2004
Common shares	$2,275,738	$363,246
Share purchase warrants (a)	297,721	16,110
Stock options (b)	43,084	7,347
	$2,616,543	$386,703

At June 30, 2005, the Company had 335,981,000 common shares outstanding (December 31, 2004 – 189,980,000).  Refer to the Consolidated Statements of Shareholders’ Equity for movement in capital stock.

 (a)

Share Purchase Warrants

The payment of a special dividend (note 3) during February 2005 resulted in an adjustment to the exchange ratio of Goldcorp’s warrants outstanding prior to the acquisition of Wheaton – an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.  Upon completion of the Wheaton transaction on April 15, 2005, Goldcorp issued 174.8 million Series A, B and C share purchase warrants to the former Wheaton share purchase warrant holders.  Each share purchase warrant is exercisable for 0.25 Goldcorp common shares at prices ranging from C$1.65 to C$3.10 (or C$6.60 to C$12.40 for four share purchase warrants which are exchangeable for one Goldcorp common share), with expiry dates ranging from 2007 to 2008.

The following table summarizes information about the share purchase warrants outstanding at June 30, 2005:

(in thousands of warrants and shares)	Warrants Outstanding	Exercise Price	Exchange Ratio	Common Shares to be Received upon Exercise of Warrants	Effective Price Per Share	Expiry Date
US dollar Warrants	3,993	$25.00	2.08	8,304	$12.02	April 30, 2007
Canadian dollar Warrants
Series A and C	104,550	C$1.65	0.25	26,137	C$6.60	May 30, 2007
Series B	64,137	3.10	0.25	16,034	12.40	August 25, 2008
Share purchase warrants	3,000	20.00	2.08	6,240	9.62	May 13, 2009
				48,411	C$8.91

(b)

Stock Options

On May 15, 2005, shareholders approved the Company’s 2005 Stock Option Plan which allows for up to 12.5 million stock options, with a maximum exercise period of ten years, to be granted to employees, officers and consultants.

The Company recognizes a compensation expense for all stock options awarded since January 1, 2003, based on the fair value of the options on the date of grant which is determined by using an option pricing model with the following assumptions: risk-free interest rate of 3% (2004 – 4%); dividend yield of 1% (2004 – 1%); volatility factor of the expected market price of the Company’s common stock of 30% (2004 – 42%); and a weighted average expected life of the options of fours years (2004 - five years).  The fair value of the options is expensed over the vesting period of the options.  No compensation expense had been recorded for stock options issued before January 1, 2003.  As a result of the acquisition of Wheaton, all Goldcorp stock options which existed at December 31, 2004 became fully vested during the first quarter of 2005 and were expensed in the amount of $5,320,000.  On April 15, 2005, as a result of the Wheaton acquisition, Wheaton stock options with a fair value of $30,794,000 were converted to 4.9 million Goldcorp stock options, all of which are fully vested and are exercisable at prices ranging from C$2.28 to C$15.68, with expiry dates ranging from 2006 to 2010.

In addition, on June 29, 2005, the Company granted 5,000,000 stock options which vest over a period of three years, are exercisable at C$19.23 per option and have a total fair value of $19,855,000.  Compensation expense of $2,118,000 has been recognized in the second quarter and the remainder will be recognized as the stock options vest.

(in thousands, except per option amounts)	Outstanding	Weighted Average Exercise Price
At January 1, 2004	6,012	C$12.68
Granted	1,335	16.89
Exercised	(706)	(6.64)
Cancelled	(497)	(16.47)
At December 31, 2004	6,144	13.98
Issued in connection with acquisition of Wheaton	4,917	9.52
Granted	5,000	19.23
Exercised	(694)	9.40
Cancelled	(23)	17.01
At June 30, 2005	15,344	C$14.46

The following table summarizes information about the options outstanding at June 30, 2005:

	Options Outstanding			Options Exercisable
Exercise Prices (C$)	Options Outstanding (000’s)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Options Outstanding and Exercisable (000’s)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
$2.05 – $3.90	578	C$2.94	3.2	578	C$2.94	3.2
$4.40 – $8.48	2,137	6.03	2.3	2,137	6.03	2.3
$11.40 – $13.30	4,265	12.58	5.2	4,265	12.58	5.2
$14.80 – $16.87	1,597	16.47	8.0	1,597	16.47	8.0
$17.15 – $19.46	6,754	18.81	9.5	2,288	17.99	6.3
$23.80	13	23.80	8.4	13	23.80	8.4
	15,344	C$14.46	6.9	10,878	C$12.16	5.4

(c)

Restricted Share Units

On May 15, 2005, shareholders approved the Company’s Restricted Share Unit Plan which allows for up to 500,000 restricted share units to be granted to employees, directors and consultants.

On June 29, 2005, the Company issued 31,500 restricted share units to the non-executive Directors of the Company, which vest over a period of two years from the grant date.  The Company will record compensation expense totalling $473,000 over the two year vesting period.

(d)

Diluted Earnings per Share

The following table sets forth the computation of diluted earnings per share:

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Earnings available to common shareholders	$98,030	$9,198	$127,519	$26,526

Weighted average shares outstanding	330,114	189,656	290,335	189,560
Effect of dilutive securities:
Stock options	3,117	1,248	3,106	1,378
Warrants	22,458	2,292	22,407	2,775
Restricted share units	32	-	32	-
Adjusted weighted average shares and assumed conversions	355,721	193,196	315,881	193,713
Earnings per share
Basic	$0.30	$0.05	$0.44	$0.14
Diluted	$0.28	$0.05	$0.40	$0.14

The following lists the stock options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average fair market value of the common shares for the period:

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Stock options	6,762	1,825	6,762	1,816
Warrants	-	8,000	-	-

(e)

Pro forma Earnings

The following is the Company’s pro forma earnings with the fair value method applied to all options issued since January 1, 2002 (the Black-Scholes option pricing model assumptions used are consistent with those described in Note 8 (d) to the 2004 audited consolidated financial statements):

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Net earnings	$98,030	$9,198	$127,519	$26,526
Net additional compensation expense related to fair value of stock options	-	(164)	(320)	(784)
Pro forma earnings	$98,030	$9,034	$127,199	$25,742
Pro forma earnings per share
Basic	$0.30	$0.05	$0.44	$0.14
Diluted	$0.28	$0.05	$0.40	$0.13

13.  SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Change in non-cash operating working capital
Gold bullion	$33,645	$(7,258)	$33,895	$(13,430)
Accounts receivable	5,093	5,836	2,553	5,226
Income and mining taxes receivable	2,013	-	12,269	-
Inventories and stockpiled ore	(9,384)	1,666	(5,568)	2,721
Accounts payable and accrued liabilities	(15,710)	(1,651)	(8,404)	(6,551)
Income and mining taxes payable	3,855	(11,596)	6,501	(30,283)
Other	2,523	342	2,287	(79)
	$22,035	$(12,661)	$43,533	$(42,396)
Non-cash financing and investing activities
Shares issued on acquisition of Wheaton	$333,421	$-	$1,887,421	$-
Warrants issued in exchange for those of Wheaton	50,839	-	290,839	-
Options issued in exchange for those of Wheaton	12,794	-	30,794	-
Operating activities included the following cash payments
Interest paid	$-	$-	$-	$-
Income taxes paid	58,256	10,457	58,406	36,827

14.  SEGMENTED INFORMATION

The Company's reportable operating segments are summarized in the table below.

	Three Months Ended June 30, 2005
	Red Lake	Alumbrera	Luismin	Amapari	Peak	Wharf	Silver Wheaton	Corporate	Total
Revenues	$176,939	$65,612	$25,559	$-	$12,326	$7,014	$19,263	$(5,108)	$301,605
Depreciation and depletion	14,923	14,921	5,307	-	2,482	1,595	1,736	(651)	40,313
Earnings (loss) from operations	129,144	26,323	3,328	-	2,138	627	6,560	(5,710)	162,410
Expenditures for mining interests	8,182	1,729	25,319	28,683	4,171	242	-	26	68,352

	Six Months Ended June 30, 2005
	Red Lake	Alumbrera	Luismin	Amapari	Peak	Wharf	Silver Wheaton	Corporate	Total
		(note 1)	(note 1)	(note 1)	(note 1)		(note 1)	(note 1)
Revenues	$232,926	$86,796	$39,387	$-	$20,354	$21,952	$30,120	$(7,080)	$424,455
Depreciation and depletion	19,741	18,855	7,613	-	3,337	4,671	2,635	1,040	57,892
Earnings (loss) from operations	168,320	35,337	6,728	-	3,846	2,653	10,454	(11,232)	216,106
Expenditures for mining interests	29,184	2,065	36,453	38,930	7,894	2,001	-	94	116,621
Total assets	268,869	720,974	1,151,480	706,253	198,080	45,810	286,621	377,895	3,755,982

(1)

Includes results from February 15, 2005, the date of acquisition of Wheaton.

	Three Months Ended June 30, 2004
	Red Lake	Wharf	Corporate	Total
Revenues	$30,045	$7,250	$3,166	$40,461
Depreciation and depletion	2,404	1,708	161	4,273
Earnings (loss) from operations	20,480	706	(4,823)	16,363
Expenditures for mining interests	12,319	1,441	36	13,796

	Six Months Ended June 30, 2004
	Red Lake	Wharf	Corporate	Total
Revenues	$68,952	$13,531	$6,292	$88,775
Depreciation and depletion	5,394	3,158	267	8,819
Earnings (loss) from operations	48,409	1,547	(7,192)	42,764
Expenditures for mining interests	25,854	3,495	75	29,424
Total assets (December 31, 2004)	280,289	32,037	389,192	701,518

The geographical distribution of the above segments is as follows:

•

Red Lake and Corporate - Canada

•

Alumbrera – Argentina

•

Luismin (includes Luismin mines, Los Filos/Bermejal project, El Limón and other projects) – Mexico, Cayman Islands

•

Amapari – Brazil

•

Peak – Australia

•

Wharf – United States

•

Silver Wheaton  - Canada, Cayman Islands

15.  COMMITMENTS AND CONTINGENCIES

(a)

Commitments exist for capital expenditures of approximately $146 million.

(b)

In early May 2005, the Corporation was served with Statements of Claim with respect to a class action against, among others, the Corporation and certain of its directors.  The plaintiffs are seeking an unspecified amount of damages as a result of stock options granted in September 2004. The claims allege that the defendants acted on material non-public information at the time of the option grants. The Corporation believes that the allegations are unfounded and intends to vigorously defend these claims.

16.  RELATED PARTY TRANSACTION

During the six months ended June 30, 2005, Goldcorp sold its holdings in three marketable securities to a company owned by Robert R. McEwen, the non-Executive Chairman and former CEO of Goldcorp.  These were non-brokered transactions which were executed at market value based on the average of the TSX closing price for the ten trading days prior to the sale agreements, resulting in gains totalling $4,047,000.

HEAD OFFICE

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Telephone:

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Fax:

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Website:

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AUSTRALIA OFFICE

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Luismin SA de CV

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11560 Mexico, DF Mexico

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INVESTOR RELATIONS

Julia Hasiwar

Director, Investor Relations

Toll free:

(800) 567-6223

Email:

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DIRECTORS

David Beatty

Lawrence Bell

John Bell

Douglas Holtby

Brian Jones

Robert McEwen, Non-Executive Chairman

Antonio Madero

Donald Quick

Michael Stein

Ian Telfer

EXECUTIVE OFFICERS

Ian Telfer

President & Chief Executive Officer

Russell Barwick

Executive Vice-President & Chief Operating Officer

Peter Barnes

Executive Vice-President & Chief Financial Officer

Eduardo Luna

Executive Vice-President & President Luismin SA de CV

STOCK EXCHANGE LISTING

Toronto Stock Exchange:

G

New York Stock Exchange:

GG

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AUDITORS

Deloitte & Touche LLP

Vancouver, BC